

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

August 18, 2009

Via U.S. Mail and Fax (604) 221-2330

K. Thomas Bailey
Chief Financial Officer
Angiotech Pharmaceuticals, Inc.
1618 Station Street
Vancouver, B.C. Canada V6A 1B6

>   **Re: Angiotech Pharmaceuticals, Inc.**
>   **Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008**
>   **Filed March 16 and March 23, 2009**
>   **File No. 000-30334**

Dear Mr. Bailey:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008

Cover page

1.   You list your Class I preference shares on the cover page of your Form 10-K as one of the classes of shares registered under section 12(b) of the Exchange Act. Please tell us your basis for this statement, as it does not appear you have registered or issued any Class I preference shares at this time.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Critical Accounting Policies and Estimates, page 44

Intangible Assets, page 46

2.   You disclose on page 13-9 that your impairment evaluation of long-lived assets, including finite-lived intangible assets, involves comparing estimates of future cash flows to the carrying amount of the asset being evaluated. Estimates of future cash flows are normally inherently uncertain. In light of the significance of finite-lived intangible assets to your reported assets, in future filings please disclose how you estimate future cash flows for impairment testing purposes, including how you attribute cash flows to specific assets being evaluated for potential impairment. Please also describe uncertainties associated with those cash flow estimates and describe the potential for reasonably possible variability. Refer to Release No. 33-8350: "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

3.   As a related matter, in future filings please also disclose how you determine fair value when estimated undiscounted future cash flows are less than the carrying amount of a long-lived asset being evaluated for impairment. Also address the uncertainties and subjectivity of those estimates, as appropriate.

Liquidity and Capital Resources, page 53

Cash Flow Highlights, page 54

4.   The item "Net (loss) income excluding non-cash items" appears to be a non-GAAP financial measure under Item 10(e) of Regulation S-K. Please explain to us how disclosure of this measure is appropriate under the referenced guidance.

Refer also to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Debt Covenants, page 56

5.   Please tell us what you mean when you state that you are in "material" compliance with the covenants of your indentures.

Contractual Obligations, page 56

6.   Financial statement footnote 15 discloses that the obligation for uncertain tax positions is $10.4 million as of December 31, 2008. In future filings please clarify whether FIN 48 obligations are included in the table of contractual obligations. If FIN 48 obligations are not included, please disclose in the narrative to the table with explanation of the basis for exclusion.

Item 11. Executive Compensation, page 61

7.   In the last sentence in the fourth paragraph of page 25 of your proxy, which you incorporate by reference in your 10-K, please tell us and clarify in future filings what you mean by the company being "positioned competitively relative to each data set" and that "competiveness declined on a target total direct compensation basis." Also, we note that you disclose in the last paragraph on page 25 that you target total compensation at the 50th percentile level. In future filings, please disclose where total compensation actually fell for the year.

8.   While we note your disclosure in the last paragraph on page 25 that you do not have specific policies regarding the mix of compensation, please clarify in future filings how you use the factors you detail in the last sentence to determine the compensation mix.

9.   Regarding the factors you disclose in the third sentence of the final paragraph on page 26, please clarify how these are used to determine the base salary in future filings. For example, do you assign a specific weighting to each?

10.   We note your disclosure in the last paragraph of page 27 that the board of directors applied a "weighting to each corporate objective." In future filings, please indicate the actual weighting and how the board determined the weighting of each objective.

11.   We note from your disclosure on page 28 that you grant options and tandem SARs as part of your long-term incentive program. In future filings, please

disclose how you determine the amount of grants to each named executive officer and to the extent the amounts varied among the executive officers, please disclose why.

12.   In future filings of your Grant of Plan-Based Awards table please disclose the threshold, target, and maximum payouts that each named executive officer can earn under the non-equity incentive plan. Furthermore, to the extent that your long-term incentive program provides for a range in award levels, please provide adequate disclosure as to the threshold, target, and maximum amounts.

Item 8. Financial Statements

Consolidated Statements of Operations, page 13-3

13.   We see that you recognized impairment of goodwill amounting to $650 million in 2008. Please tell us why you believe it is appropriate to exclude the goodwill impairment charge from "Operating (loss) income" for US GAAP purposes.

14.   As a related matter, please also explain to us why you believe it is appropriate to exclude the charge for assets held for sale amounting to $1.3 million from "Operating (loss) income" for US GAAP purposes.

Form 10-Q for the Quarterly Period ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Results of Operations, page 43

Revenues, page 44

15.   We note that part of the increase in revenues for the six months ended June 30, 2009 relates to receipt of $25.0 million from Baxter as consideration for an Amended and Restated Distribution and License Agreement. Please tell us why it is appropriate in GAAP to recognize the full amount as revenue upon receipt of the payment and not over the term of the agreement or some other period. Also, clarify how the accounting complies with your accounting policies relating to recognition of license revenues.

Cost of products sold, page 46

16.   In the discussion of gross margin for the Medical Products segment you indicate that as a result of unexpected order cancelations in the beginning of 2009, certain capitalized costs in your Puerto Rico facility are being written off or expensed over the next two quarterly periods. Please tell us why it is appropriate in GAAP to expense these excess costs over future periods when the cancelations occurred at the beginning of 2009.

Form 8-K dated August 6, 2009

17.   We note that you present non-GAAP financial measures and related reconciliations in the form of Condensed Consolidated Statements of Income for the three and six months ended June 30, 2009 and 2008. The format presents numerous non-GAAP balances and subtotals most of which have not been individually described to investors in your earnings release. Inclusion of a non-GAAP statement of operations leaves an impression that the non-GAAP presentation represents a comprehensive basis of accounting and gives undue prominence to the non-GAAP financial information. In future earnings releases please delete the non-GAAP statements of income. If you elect to present non-GAAP financial measures, please provide the reconciliation and narrative disclosures set forth in Item 10(e)(1)(i)(C) and (D) for each individual non-GAAP financial measure presented. Refer to also to Instruction 2 of Item 2.02 of Form 8-K.

18.   As a related matter, it appears that the various non-GAAP financial measures eliminate recurring expenses, such as financing charges, asset write-downs, foreign exchange gains or losses, litigation expenses, stock-based compensation and amortization of intangible assets, among others. Accordingly, please tell us how your presentation considers the disclosure guidance from Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Appropriately expand future earnings releases.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or Jay Mumford at (202) 551-3637 with any other questions. You may also contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Gary Todd
Accounting Reviewer